UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 1-09349

Sizeler Real Estate Management Co., Inc. 401(k) plan

Sizeler Property Investors, Inc.

2542 Williams Blvd

Kenner, LA 70062

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(k) PLAN

Page
Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employment Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004	5
Notes to Financial Statements	6 – 9
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	10

Signature	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sizeler Real Estate Management Co., Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Sizeler Real Estate Management Co., Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2006

New Orleans, LA

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401 (K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Cash and cash equivalents	$85,594	$88,393
Common stock	337,223	441,192
Mutual funds	2,604,905	2,292,914
Participants’ loans	27,523	22,018

Total investments	3,055,245	2,844,517

Receivables:
Employer contributions	6,099	2,832
Employee contributions	13,309	6,641

Total receivables	19,408	9,473

Total assets	3,074,653	2,853,990

Liabilities
Excess contributions payable	2,611	28,140

Net assets available for benefits	$3,072,042	$2,825,850

See accompanying notes to financial statements.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401 (K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of mutual funds	$(6,577)	$163,823
Net appreciation in fair value of common stock	27,610	46,272
Interest and dividends	174,790	75,154

	195,823	285,249

Participants’ contributions	246,770	225,431
Employer contributions, net of forfeitures	92,175	82,023

Total additions	534,768	592,703

Deductions:
Withdrawals and benefits paid	(287,749)	(153,679)
Administrative expenses	(827)	(525)

Total deductions	(288,576)	(154,204)

Net increase in net assets available for benefits	246,192	438,499

Net assets available for benefits:
Beginning of year	2,825,850	2,387,351

End of year	$3,072,042	$2,825,850

See accompanying notes to financial statements.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of the Plan

The following description of the Sizeler Real Estate Management Co., Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Sizeler Real Estate Management Co., Inc. and its subsidiaries (the Plan Sponsor or Company). The Plan was established on November 1, 2001. Substantially all employees of the Plan Sponsor, except union and non-resident alien employees, are eligible to participate in the Plan on the first day of the month following their attainment of age 21 and the completion of one year of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Benefits

Participants may contribute to the Plan up to 15% of their eligible compensation. The employer will match up to 50% of the employee’s contribution not to exceed 6% of the employee’s eligible compensation. In addition, the employer may make a discretionary contribution to the Plan. No such contribution was made for 2005 and 2004.

Vesting

Each participant is fully vested in his/her contributions at all times. A participant becomes vested in the employer contributions as follows: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service, and 100% after six years of service.

Payment of Benefits

Participants are eligible for lump-sum or monthly benefit payments upon reaching age 65, or participants may elect early retirement upon reaching age 55. A participant is also eligible to receive 100% of their account balance in the event of death or disability, paid as either monthly benefit payments or a lump-sum distribution. Terminated participants are eligible to receive lump-sum payments of their vested accounts as soon as practicable after their termination date.

Participant Loans

Each participant may borrow the lesser of 50% of their vested account balance or $50,000 reduced by the outstanding balance of loans from the Plan during the one year period ending on the day before the date on which such loan is made. The term of the loan may not exceed five years, unless the proceeds are used to acquire the principal residence of the participant. Repayments are made through payroll deductions. The annual loan interest rate is based on the Prime Rate as posted in the Wall Street Journal.

Participant Accounts

Valuation of the trust assets held in each fund is performed daily and, on the basis thereof, the value of each participant’s account is determined. Each participant’s account is credited with the participant’s and employer’s contributions to each fund and plan earnings and charged with any distributions made to the participant. Allocations are based upon annual compensation and/or fund account balances, as defined by the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeitures

If a participant terminates his employment, the non-vested portion of his account is forfeited and may be used to reduce current or future Company contributions payable to the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to, at any time, amend or terminate the Plan subject to the terms of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid.

Cash and Cash Equivalents

The Plan considers cash equivalents to be all highly-liquid investments with maturities of three months or less at the date of acquisition.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and schedule. Such estimates could change in the future as additional information becomes known, which could impact the amounts reported and disclosed herein.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Valuation of Investments

The Plan’s funds are primarily invested in mutual funds, common stock, and a money market fund. Mutual funds and common stock are stated at fair value based on quoted market prices and the money market fund is based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate fair value.

3. Investments

The Plan Administrator is Sizeler Real Estate Management Co., Inc., with State Street Bank and Princeton Retirement Group named as Trustees of the Plan. The following investment opportunities are available to participants: AIM Dynamics Fund-Investor Class, AIM Small Company Growth Fund-Investor Class, AIM Global Growth Fund, JP Morgan Diversified Mid Cap Value-A Fund, JP Morgan Large Cap Growth-A Fund, JP Morgan Equity Index-A Fund, JP Morgan Investor Growth-A Fund, JP Morgan Liquid Assets Money Market-Reserve Fund, JP Morgan Diversified-A Fund, JP Morgan Government Bond-A Fund, Fidelity Advisor High Income Advantage Fund, and Sizeler Property Investors, Inc. Common Stock.

The Trustees maintain accounts on behalf of the Plan and make investments in common trust funds, in accordance with written instructions from the participants. These funds are distinguished by the level of risk of the investments contained within the fund.

The current value of the following investments is in excess of 5% of the Plan’s net assets available for benefits:

	December 31
	2005	2004
JP Morgan Diversified Fund	$254,842	$195,697
JP Morgan Diversified Mid Cap Value Fund	481,588	407,368
JP Morgan Government Bond Fund	303,231	289,541
JP Morgan Large Cap Growth Fund	259,979	210,407
JP Morgan Equity Index Fund	454,168	381,535
AIM Small Company Growth Fund	278,507	339,720
AIM Global Growth Fund	154,272	103,092
Fidelity Advisor High Income Advantage Fund	222,617	187,819
Sizeler Property Investors, Inc. Common Stock	337,223	441,192

4. Reconciliation of Financial Statements to Form 5500

The amount of excess contributions payable, which arose as a result of elective contributions of highly compensated employees exceeding the amount permitted under the nondiscriminatory rule as defined by the Internal Revenue Code, is not reported as a plan liability on Form 5500.

The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, per the financial statements to Form 5500:

	2005	2004
Net assets available per the financial statements	$3,072,042	2,825,850
Excess contributions payable	2,611	28,140

Net Assets available for benefits per the Form 5500	$3,074,653	2,853,990

The following is a reconciliation of the increase in net assets available for benefits for the years ended December 31, 2005 and 2004, per the financial statements to Form 5500:

	2005	2004
Net increase per the financial statements	$246,192	438,499
Excess contributions at December 31, 2005	2,611	28,140
Excess contributions at December 31, 2004	(28,140)	(27,445)

Net increase per the Form 5500	$220,663	439,194

5. Fees and Expenses

The Plan Sponsor has absorbed the cost of the personnel required to maintain the personnel, payroll and other records required by the Plan, as well as investment management fees.

6. Income Tax Status

The underlying non-standardized prototype has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Schedule H, Line 4i

SIZELER REAL ESTATE MANAGEMENT CO., INC 401(k) PLAN

Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Shares	Current Value
Cash and cash equivalents:
Cash	17,921	$17,921
JP Morgan Liquid Assets Money Market Fund	67,673	67,673

Mutual funds:
JP Morgan Diversified Fund	18,151	254,842
JP Morgan Diversified Mid Cap Value Fund	31,663	481,587
JP Morgan Government Bond Fund	29,699	303,231
JP Morgan Large Cap Growth Fund	16,068	259,979
JP Morgan Equity Index Fund	15,992	454,168
JP Morgan Investor Growth Fund	4,635	67,768
*AIM Dynamics Fund	7,025	127,934
*AIM Small Company Growth Fund	21,004	278,507
*AIM Global Growth Fund	7,633	154,272
Fidelity Advisor High Income Advantage Fund	22,810	222,617

Common Stock:
*Sizeler Property Investors, Inc. Common Stock	13,988	337,223

*Loans to Plan participants, bearing an interest rate of 5.5%		27,523

		$3,055,245

*	Party-in-interest transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIZELER REAL ESTATE MANAGEMENT CO., INC 401(K) PLAN.

By:	/s/ GUY M. CHERAMIE
Guy M. Cheramie
Chief Financial Officer

Date: June 29, 2006